Exhibit 14.1

HUMAN RESOURCES POLICY
Policy Topic:	Code of Business Conduct and Ethics
Effective Date:	8/12/08

INTRODUCTION:

This Code of Business Conduct and Ethics (“Code of Ethics” or “Code”) reflects the commitment of HSN, Inc. (“HSNi” or the “Company”) to conduct its business affairs in accordance with not only the requirements of law but also standards of ethical conduct that will maintain and foster the Company’s reputation for honest and straightforward business dealings. The standards in this Code may be further explained or implemented through policy memoranda. If a law conflicts with a policy in this Code, you must comply with the law. This Code and related memoranda are available on the Intranet.

PURPOSE:

Every employee of the Company is subject to and must abide by this Code of Ethics. References in this Code to employees of the Company include members of the Company’s Board of Directors (the “Board”) as well as the officers of the Company. All such persons are hereinafter referred to as “covered persons”.

Those who violate the standards in this Code may be subject to disciplinary action, up to and including termination.

For questions relating to conflicts of interest, whether you can accept certain gifts or favors from vendors/business partners or the proper handling of samples, you are strongly encouraged to consult with your business leader, your Human Resources Business Partner or any member of the Ethics Review Committee. The contact information for the Ethics Committee is – Ethicscommittee@hsn.net.

Anyone who learns of information indicating a violation in relation to the Company’s disclosure, accounting and financial reporting, as discussed further below in Section 5, shall immediately report the facts to the Company’s General Counsel in the Legal Department via one of the following methods: (a) dedicated hotline at 866-254-0302 (which can be anonymous); (b) online at www.Openboard.info/hsni/index/; or (c) email at HSNi@Openboard.info.

POLICY:

1.	Honest, Lawful and Ethical Conduct

The conduct of covered persons in performing their duties on behalf of the Company must in all situations, as to all matters and at all times, be honest, lawful and in accordance with high ethical and professional standards.

In addition, the conduct of all covered persons must at all times be respectful of the rights of others and, in keeping with their duty of loyalty to the Company, must at all times be in the best interests of the Company.

The requirement of honest, lawful, and ethical conduct is broad and therefore must be stated in general terms. As such, this Code does not cover every issue that may arise, but instead sets out basic principles to guide all employees of the Company.

2.	Conflicts of Interest

Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. A “conflict of interest” exists when a person’s personal or private interest improperly interferes with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when any such covered person, or

HSN Policy Manual	Page 1 of 5

HUMAN RESOURCES POLICY
Policy Topic:	Code of Business Conduct and Ethics
Effective Date:	8/12/08

any member of his or her family, receives improper personal benefits as a result of his or her position in the Company. As a result, you may not have a financial interest, position or relationship with any person or entity that does business with the Company that would influence, or be regarded as influencing your actions for the Company. This applies to spouses, children or any relative residing in your home, as well as close personal relationships.

Simultaneous Employment

The Company respects the privacy of its employees and their right to engage in outside activities that do not conflict with the interests of, do not interfere with the performance of their duties on behalf of, and do not reflect poorly on the Company. The Company nonetheless has the right and obligation to determine whether conflicts of interest exist and to take appropriate action to address them.

It is almost always a conflict of interest for a covered person to work simultaneously for a competitor, customer or vendor/business partner. The best policy is to avoid any material business connection with our customers, vendors/business partners or competitors, except when acting on the Company’s behalf. Additionally, you may not accept employment with any other company that would interfere with your full-time employment with the Company and/or impact your effective performance as an employee of the Company.

Before engaging in any material transaction or relationship that reasonably could give rise to an actual or apparent conflict of interest, each covered person must provide full and fair disclosure of all relevant facts and circumstances to, and receive the approval of, in the case of a Board member or executive officer, the Board or a committee thereof or, in the case of any other covered person, the Ethics Review Committee. Further, you are obligated to correct any existing conflicts of interest promptly. In addition, if a covered person’s spouse or other close family member works for a firm that does business with or competes against the Company, the Ethics Review Committee should be advised of the situation in writing. Conflicts of interest may not always be clear cut, so if you have a question, you should consult with your business leader, your Human Resources Business Partner or the Ethics Review Committee.

3.	Compliance with Laws, Rules and Regulations

Complying with the law is the foundation on which the Company’s ethical standards are built. It is the Company’s policy to be a good “corporate citizen”. All covered persons must comply with applicable governmental laws, rules and regulations. Reasons such as “everyone does it” are unacceptable excuses for violating this requirement of the Code.

Although not all covered persons are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors/managers, Human Resources, the Ethics Review Committee or other appropriate personnel. Any suspected or actual violation of any applicable law, rule or regulation should be reported immediately to your business leader, your Human Resources Business Partner or any member of the Ethics Review Committee.

4.	Insider Trading

Covered persons who, as a result of their employment at or other association with the Company, are in possession of material, non-public information about any publicly traded corporation, including the Company, may not engage in transactions in the securities of such corporations and should not share such information with anyone who might engage in such transactions. To do so is not only unethical but also illegal and could expose you to civil and criminal penalties.

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HUMAN RESOURCES POLICY
Policy Topic:	Code of Business Conduct and Ethics
Effective Date:	8/12/08

Please read and familiarize yourself with the “HSNi Securities Trading Policy”.

5.	Disclosure, Financial Reporting, and Accounting

The Company is committed to providing full, fair, accurate, timely and understandable disclosure in all reports and documents filed with or submitted to the Securities and Exchange Commission (“SEC”) and in all other public communications made by the Company. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation and brought to the attention of the Company’s controller.

Any covered person of the Company who learns of any material information affecting or potentially affecting the accuracy or adequacy of the disclosures made by the Company in its SEC filings or other public statements shall bring the matter promptly to the attention of a member of the HSNi Disclosure Committee (the “Disclosure Committee”). The Disclosure Committee consists of the General Counsel of the Company, the Chief Financial Officer of the Company and such other employees of the Company as may be designated from time to time.

Senior management of the Company shall report financial results in a way that enables the Company to fairly present the consolidated financial position and the consolidated results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States, applied on a consistent basis.

Any covered person who learns of any information concerning (i) significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data accurately, or (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls, shall bring the matter promptly to the attention of a member of the Disclosure Committee.

Upon receipt of any such information, the Disclosure Committee shall investigate the matter, consult with senior management as warranted, confer with the Audit Committee of the Board of Directors if appropriate, and ensure that any necessary corrective action is taken.

See Employee Complaint Procedures for Accounting and Auditing Matters for related information on this topic.

6.	Confidentiality

Covered persons must maintain the confidentiality of confidential information entrusted to them by the Company or its customers or vendors/business partners, except when disclosure is authorized by the Legal Department of your business, required by laws or regulations or ordinary and necessary in the course of carrying out your responsibilities as an employee, officer or director of the Company. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers or suppliers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

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HUMAN RESOURCES POLICY
Policy Topic:	Code of Business Conduct and Ethics
Effective Date:	8/12/08

7.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors of the Company may be made only by the Board of Directors or a properly authorized Board committee and will be promptly disclosed to shareholders along with reasons for such waiver as required by law or NASDAQ regulation.

8.	Compliance Procedures

We must all work to ensure prompt and consistent action in response to violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

9.	Enforcement

The Company is committed to full, prompt, and fair enforcement of the provisions of this Code of Ethics.

Reporting Violations. For questions relating to this Code of Ethics (other than as to the Disclosure, Financial Reporting and Accounting provisions referenced in the next paragraph) you are strongly encouraged to consult with your business leader, your Human Resources Business Partner or any member of the Ethics Review Committee. The contact information for the Ethics Committee is – Ethicscommittee@hsn.net.

Any person who learns of information indicating that a violation in relation to the Company’s obligations under the Disclosure, Financial Reporting and Accounting provision of this Code of Ethics has been or is about to be committed shall immediately report the facts to the Company’s General Counsel in the Legal Department via the dedicated “hotline” number (866-254-0302); online at www.Openboard.info/hsni/index/; or email at HSNi@openboard.info. The failure to report a violation of this Code of Ethics may itself be a violation of the Code.

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HUMAN RESOURCES POLICY
Policy Topic:	Code of Business Conduct and Ethics
Effective Date:	8/12/08

Protection for Reporting Violations. It is prohibited, and is a violation of this Code of Ethics, for anyone associated with the Company to retaliate in any way against anyone who has reported to the Company in good faith information indicating that a violation of the Code may have occurred or may be about to occur.

Prohibited forms of retaliation include adverse employment actions (such as termination, suspension, and demotion), the creation of a hostile work environment, and any other type of reprisal for the good-faith reporting of a possible violation of this Code of Ethics.

Investigating Reports of Violations. Upon receipt of a report of a possible violation of this Code of Ethics, the General Counsel shall promptly initiate an investigation to gather the relevant facts.

•	All lawful and appropriate investigative means and methods may be utilized in the conduct of the investigation.

•	All covered persons shall cooperate in the investigation when called upon to do so. A failure to cooperate may itself constitute a violation of the Code.

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In conducting and monitoring investigations, the General Counsel/Legal Department shall consult and coordinate as appropriate with senior management, the Internal Audit Department, the Human Resources Department and the Audit Committee, and shall seek to ensure that the provisions of this Code of Ethics are applied and enforced consistently across the Company.

Sanctions for Violations. Appropriate disciplinary action shall be determined upon completion of the investigation, if the Company’s General Counsel concludes that a violation of the Code of Ethics has been committed and disciplinary action is warranted. Any violation of this Code may result in serious sanctions by the Company, which may include dismissal, suspension without pay, loss of pay or bonus, loss of benefits, demotion or other sanctions.

Any disciplinary action to be taken against an employee shall be subject to the approval of senior management, and shall be carried out by the Human Resources Department.

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